UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Report presented by the board of directors of Banco Bilbao Vizcaya Argentaria,
S.A., in accordance with articles 144 and 164 of the Companies Act
(Consolidated Text, approved under Legislative Royal Decree 1564/1989, 22nd
December) regarding the resolution to confer authority for the company to directly or indirectly acquire its treasury stock and, where applicable, reduce its share capital, referred to under agenda item four of the Annual
General Meeting called for 17th and 18th March 2006, at first and second summons, respectively.
WARNING: The English version is only a translation of the original in Spanish for information purposes. In
case of a discrepancy, the Spanish original prevails.
The Spanish Companies Act, in article 74 and subsequent, allows Spanish companies to hold in their portfolio, either directly or through subsidiaries, shares issued by the companies themselves, although they must comply with the following requirements that said Act establishes. Once the derivative acquisition of treasury stock has taken place, there are various legally established mechanisms to reduce or write off said stock: one possibility is to redeem the shares and another is to divest the shares on the market. When deciding which mechanism to use, market conditions must be taken into account, since they may at a certain moment be unfavourable to the direct disposal of treasury stock on the open market. Given that it is impossible to determine a priori which mechanism is more opportune, and that there are no objective benchmarks to be able to properly take a decision, at this moment, regarding the method that may be more suitable, the Board of Directors is authorised to evaluate and decide on these issues at the time when they arise. WARNING: The
English version is only a translation of the original in Spanish for information purposes. In
case of a discrepancy, the Spanish original prevails.
Should the treasury stock be redeemed, this would require the AGM to pass a resolution to reduce capital. Given the advisability and opportunity of this financial operation, in light of changing circumstances influencing the securities market, the socio-economic context, the financial situation and the objectives and policy of the company itself, and the consequent fact that it is not possible at the moment to determine specific conditions, the resolution to reduce capital must be conceived with broad criteria, conferring various authorisations on the board of directors in order to make this possibility that the legislation offers, feasible. These authorisations should explicitly mention the amount of the reduction, and whether this be used to provision restricted reserves, as provided under number 3 of article 167 of the
Companies Act, or unrestricted reserves, in which case the legally demandable requirements to guarantee creditors' rights must be satisfied. In accordance with Act 55/1999 the resolution envisages the possibility that treasury stock acquired be given to the company’s employees or directors, when such a right is recognised, either directly or as a consequence of option rights that said employees or directors may hold. Thus, treasury stock may serve to comply with commitments to deliver shares that the company has undertaken with its employees, managers and directors in the remuneration plans that are being submitted to the consideration of this AGM or of any other that already exists or may be set up in the future. WARNING: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.
Finally, it should be pointed out that this resolution is intended to provide the company with suitable instruments to operate on national and international financial markets under equal conditions as other financial institutions operating on them, thereby safeguarding the best interests of the company and its shareholders. Madrid, 10th February 2006 WARNING: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.
Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria,
S.A., in accordance with article 144 of the Companies Act (Consolidated Text, approved under Legislative Royal Decree 1564/1989, 22nd December) regarding the resolution to amend the article 53 of the Banco Bilbao Vizcaya Argentaria,
S.A. company bylaws, referred to under agenda item seven of the Annual General
Meeting called for 17th and 18th March 2006, at first and second summons, respectively. WARNING: The English version is only a translation of the original in Spanish for information purposes. In
case of a discrepancy, the Spanish original prevails.
Article 130 of the Companies Act and its Fourth Additional Provision allow
Spanish companies to remunerate their directors by giving them shares, share options or remuneration indexed to the share price, provided there are articles in the company bylaws that establish this possibility. These formulae for remuneration, habitually used by the companies operating in international markets over recent years, aim to link part of the directors’ pay to the share performance, thus bringing directors' interests into line with those of the shareholders in the medium and long term.. Their implementation in Spain has also become habitual amongst various companies that have thereby managed to have their directors’ pay reflect the expected gains of their shareholders in the medium and long term. Article 50 b of the Banco Bilbao Vizcaya Argentaria
S.A. bylaws establish the possibility of remunerating directors with executive duties by means of fixed pay and a variable supplement that can comprise shares, share options or remuneration indexed to the stock price. And the BBVA bylaws do not contain any similar provision for non-executive directors. At present, non-executive members of the board of directors of Banco Bilbao
Vizcaya Argentaria, S.A. receive part of their remuneration under a benefit scheme
WARNING: The English version is only a translation of the original in Spanish for information purposes. In
case of a discrepancy, the Spanish original prevails.
that covers cases of severance, retirement and death. The bank makes annual payments into the benefit fund to the name of its beneficiaries. Taking into account current trends in corporate governance, this item proposes to substitute the current benefit scheme, which gives directors the right to receive a cash payment once the terms and conditions are met (severance, retirement or death), replacing it with a system that assigns them shares.
Under the same terms and conditions, this system would accord them the right to receive a certain number of shares to be assigned each year as a function of their remuneration as directors. This new system does not entail any additional pay over and above that to which they are already entitled. But it will make it possible for part of the non-executive directors' pay to be directly aligned with the interests of shareholders, as their remuneration will be linked to medium- and long-term share performance, as the shares allocated to them under this system will not be effectively delivered to the directors in question until their severance, retirement or death. Thus, in order to substitute the current benefit scheme for non-executive directors, we propose the amendment of article 53 of the Banco Bilbao Vizcaya Argentaria
S.A. bylaws. Finally, in compliance with legislation regulating companies, the entire text of the proposed amendments is attached. Madrid, 10th February 2006
WARNING: The English version is only a translation of the original in Spanish for information purposes. In
case of a discrepancy, the Spanish original prevails.
WARNING: The English version is only a translation of the original in Spanish for information purposes. In
case of a discrepancy, the Spanish original prevails.
FULL TEXT OF THE AMENDMENT TO THE BANCO BILBAO VIZCAYA ARGENTARIA S.A.,
PROPOSED UNDER THE AGENDA OF THE BBVA ANNUAL GENERAL MEETING. Redacción actual
Texto que se propone Article 53. Application of earnings. To calculate the disposable earnings, all overheads, interest payments, perquisites and taxes shall be subtracted from the products obtained during the year, as shall the amounts that must be allocated to provisions and amortisation. The resulting earnings, once the above-mentioned sums are subtracted, shall be distributed in the following order: a) Endowment to reserves and funds for benefit schemes, required by prevailing legislation and, where applicable, to the minimum dividend mentioned under article 13 of these bylaws. b) A minimum of four percent of the paid-up capital, as shareholder dividend, pursuant to article 130 of the Companies Act. c) Four percent of this to remunerate the services of the board of directors and of the executive committee, unless the board itself resolves to reduce this percentage in years when it deems this to be appropriate. The resulting figure shall be made available to the board of directors to distribute amongst its members at the time and in the form and proportion that it determines. This amount may only be taken out after the shareholders' right to the minimum 4% dividend mentioned above has been duly recognised. Article 53. Application of earnings. To calculate the disposable earnings, all overheads, interest payments, perquisites and taxes shall be subtracted from the products obtained during the year, as shall the amounts that must be allocated to provisions and amortisation.. The resulting earnings, once the above-mentioned sums are subtracted, shall be distributed in the following order: a) Endowment to reserves and funds for benefit schemes, required by prevailing legislation and, where applicable, to the minimum dividend mentioned under article 13 of these bylaws. b) A minimum of four percent of the paid-up capital, as shareholder dividend, pursuant to article 130 of the Companies Act. c) Four percent of this to remunerate the services of the board of directors and of the executive committee, unless the board itself resolves to reduce this percentage in years when it deems this to be appropriate. The resulting figure shall be made available to the board of directors to distribute amongst its members at the time and in the form and proportion that it determines. The resulting amount may be paid in cash or, if the General Meeting so resolves pursuant to the Companies Act, by delivery of shares, share options or remuneration indexed to the share price. This amount may only be taken out after the shareholders' right to the minimum 4% dividend mentioned above has been duly recognised.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/16/2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA